HARMAN
400 ATLANTIC STREET
STAMFORD, CT
06901 USA
TEL: 203.328.3500
FAX: 203.328.3946

February 3, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention: Larry Spirgel

                 Assistant Director

Re:	Harman International Industries, Incorporated

Form 10-K for the Year ended June 30, 2011

Filed August 11, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed November 1, 2011

File No. 001-09764

Ladies and Gentlemen:

The following sets forth the response of Harman International Industries, Incorporated (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 26, 2012 (the “Comment Letter”) with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

For your convenience, we have set forth below the Staff’s comment (in bold) followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

Form 10-K for the Year Ended June 30, 2011

Innovation and Technological Expertise, page 5

1.	We note your response to comment 2 in our letter dated January 5, 2012. Please revise your proposed disclosures for the following and provide us with the revised disclosures or tell us why such revision is not necessary.

•	Please clarify whether the future awarded amount is based on firm orders.

•	Disclose the accuracy or inaccuracy of the previous projections including the variances between projected and actual results

•	Describe how you use the future awarded amount for short-term and long-term planning purposes including how you use such amount to evaluate your future financial performance over time.

The Company acknowledges the Staff’s comment and provides the following explanations.

Our future awarded business is not based on firm customer orders. We do not reconcile the previous awarded business with our actual results. We calculate our awarded business using various assumptions including global vehicle production forecasts, customer take rates for our products, revisions to product life cycle estimates and the impact of annual price reductions, amongst other factors. We update our estimates quarterly, adding the value of new awards received and subtracting the value of sales recorded during the quarter. Our management uses the amount of our future awarded business for short- and long-term budgeting and forecasting, development of earnings guidance and for planning future corporate investment and other activities, such as capital expenditures and restructuring.

The following is a draft of our expanded disclosure regarding our awarded business that will be included in the Executive Overview in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future periodic filings. Future disclosures will reflect the facts and circumstances present at that time.

“We believe that innovation is an important element to gaining market acceptance of our products and strengthening our market position. We have a history of leveraging our continuous technological innovation across all of the markets we serve. We have a well-deserved reputation for delivering premium audio and infotainment solutions across a full spectrum of applications. We believe that our technological innovation, the quality of our products and our reputation for on-time delivery have resulted in a substantial amount of awarded Infotainment and Lifestyle business. We have a cumulative estimated $14.0 billion of future awarded Infotainment and Lifestyle automotive business as of December 31, 2011, which represents the estimated future lifetime net sales for all customers. Our future awarded business does not represent firm customer orders. We calculate our awarded business using various assumptions including global vehicle production forecasts, customer take rates for our products, revisions to product life cycle estimates and the impact of annual price reductions, among other factors. These assumptions are updated on an annual basis. We update our estimates quarterly by adding the value of new awards received and subtracting sales recorded during the quarter. We believe our currently awarded automotive business will position us well for follow-on and new business with these existing customers.

Our management uses the amount of our future awarded business for short- and long-term budgeting and forecasting, development of earnings guidance and for planning future corporate investment and other activities, such as capital expenditures and restructuring. We believe our investors utilize this information for a number of reasons, including evaluating our future financial performance over time, to model our financial results of operations, to understand the risks inherent in our current operating plan, and as an input to approximate our enterprise value. However, our estimates of future awarded automotive business are forward-looking statements and may not be actually achieved. See the risk factor “We may not realize sales represented by awarded business” in Item 1A “Risk Factors” in our 2011 Annual Report.”

* * * *

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3801, with any questions or comments regarding any of the foregoing.

Sincerely,

/S/ HERBERT K. PARKER
Herbert K. Parker
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission

Robert Littlepage

Dean Suehiro

Jonathan Groff

Harman International Industries, Incorporated

Jennifer K. Peter

Marisa Iasenza

Todd Suko